WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated March 24, 2022, and provides an analysis of the Company's results of operations for the year ended December 31, 2021.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's audited consolidated financial statements for the year ended December 31, 2021, and the notes thereto prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2021.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2021 ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Strategic Investment by Rio Tinto Canada

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") purchased 11,808,490 common shares of the Company at a price of $2.17 per common for gross proceeds of $25,624,423.  The strategic investment results in Rio Tinto owning approximately 8% of the Company.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto entered into an investor rights agreement, whereby, Rio Tinto will have certain rights, including the right to appoint:

• one member to a Casino Project Technical Committee until the earlier of: (a) Rio’s ownership falling below 5.0%; and (b) November 28, 2022.

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

• one non-voting observer to attend all meetings of the board of directors of the Company until the earlier of (a) Rio's ownership falling below 5.0%; and (b) November 28, 2022.

• one director of the Company, if Rio Tinto's ownership increases to at least 12.5% before November 28, 2022.

• up to three secondees to the Casino Project Project until the earlier of: (a) Rio's ownership falling below 5.0%; and (b) November 28, 2022.

• Rio also maintains the one-time right to extend the above noted dates until November 28, 2023.

Rio Tinto will have a right to:

• Participate in future equity issuances to maintain its ownership in Western Copper until the earlier of: (a) Rio’s ownership falling below 5.0%; and (b) May 28, 2023.

• A one-time "demand registration right" until the earlier of: (a) Rio's ownership falling below 8.0%; and (b) May 28, 2023.

• "Piggy-back registration rights" until the earlier of: (a) Rio's ownership falling below 8.0%; and (b) May 28, 2023.

• Rio also maintains the one-time right to extend the above dates until May 28, 2024.

Financing

On July 29, 2021, the Company completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  In connection with the private placement, the agents were paid a cash fee equal to 6% of the aggregate gross proceeds from the sale of the FT Shares.

Management Changes

On January 13, 2022, the Company announced the appointment of Ken Engquist as Chief Operating Officer, effective January 15, 2022.

On September 27, 2021, the Company announced the appointment of Shena Shaw as Vice President, Environmental and Community Affairs, effective October 1, 2021.

On June 30, 2021, Dale Corman, Executive Chairman of the Company's Board of Directors, retired.

The Board appointed Ken Williamson to act as Interim Chairman.  Mr. Williamson has been a director of Western since 2019.

CASINO PROJECT UPDATE

Feasibility Study

On October 6, 2021, the Company announced that M3 Engineering & Technology Corporation ("M3") has been engaged to conduct a feasibility study on Casino.  M3 is a full-service engineering, procurement and construction management firm.  M3 also completed the Preliminary Economic Assessment on the Casino Project dated June 22, 2021.  Targeted completion of the Feasibility Study is 2nd quarter of 2022.

The principal objective of the Feasibility Study will be to demonstrate positive economic indicators for the Casino Project at a feasibility study level.  The Feasibility Study will also form the basis of the Environmental and Socio-economic Statement, the submission of which is the next step in the environmental assessment process under the Yukon Environmental and Socio-economic Assessment Act.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

2021 Exploration and Drilling Program

On March 24, 2022, the Company announced assay results from its 2021 diamond drilling program.  The program, developed with input from Rio Tinto, comprised a total of 6,074.97 metres in 22 holes.

Drilling in the deposit core area confirmed its importance to the overall resource at Casino as shown by long intercepts of grades higher than the average resource grades in the Leached Cap (“CAP”), Supergene (“SUP”), and Hypogene (“HYP”) zones.  Hole DDH21-13 returned a 300.23 m (length of hole) interval grading 0.70% CuEq1, including a 21.00 m sub-interval grading 1.50% CuEq1 within the HYP zone.  Hole DDH21-20 returned a 248.41 m (length of hole) interval grading 0.58% CuEq1, including a 21.00 m sub-interval grading 1.10% CuEq1 in the SUP zone.

Drilling northeast of the deposit core returned values at or exceeding resource-grade levels.  Hole DDH21-17 returned a 300.23 m (length of hole) interval grading 0.57% CuEq1, including a 15.00 m sub-interval grading 1.09% CuEq1 in SUP mineralization.

Review of lithological and mineralogical settings for holes DDH21-07, 21-08 and 21-09 indicate these holes were collared along or proximal to the NW – SE trending Casino Fault.  A high-grade intercept grading 2.53% CuEq1 across 65.80 m in DDH21-09 (see News Release dated November 29, 2022) is hosted by brecciated rock that consistently hosts higher-grade mineralization in the Casino Deposit.

Although grades from most exploration holes drilled outside of the current deposit area were lower than average resource grades, hole DDH21-14, collared east of the deposit, returned a 54.35 m interval grading 0.78% CuEq1, with the majority of contained value derived from anomalous gold and silver content.  (Refer to News Release dated March 24, 2022, for more information).

1CuEq Metal Prices: US$2.75/lb copper, US$1,500/oz gold, US$11/lb molybdenum, US$18/oz silver with no adjustment for metallurgical recovery.

COVID-19 Policy

The Company has implemented a COVID-19 Policy to reduce the spread of COVID-19 at its exploration camp, and in the Yukon.  The Company will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations.  All policies can be found on the Company's website.

Preliminary Economic Assessment

On June 22, 2021, the Company released the results of its Preliminary Economic Assessment (the "PEA") for the Casino project.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing nominally 120,000 tonnes per day and a gold heap leach facility processing nominally 25,000 tonnes per day.

The Study supersedes all previous studies and incorporates the updated mineral resource with an effective date of July 3, 2020.  The Study also incorporates outcomes of the Best Available Tailings Technology Study (the "BATT Study") completed in 2018 with participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board ("YESAB") and the Yukon Government. The design concept for the tailings management facility ("TMF") also reflects the guidance received from the Independent Engineering Review Panel.

The Study examines the development of the Casino Project, which comprises the processing of 1.3 billion tonnes of mineralized material for both the mill and heap leach, with deposition of mill tailings and mine waste in the TMF facility consistent with the design concepts considered during the BATT Study as a base case development.  Unless otherwise indicated, all further references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

HIGHLIGHTS

Base Case*
Payback period, years	3.0

NPV pre-tax (8% discount)	$3.62 billion
NPV after-tax (8% discount)	$2.33 billion

LOM pre-tax free cash flow	$13.0 billion
LOM after-tax free cash flow	$9.1 billion

IRR pre-tax (100 % equity)	23.3%
IRR after-tax (100% equity)	19.5%

Initial Capital Investment	$3.25 billion
Total mineralized material mined	1.3 billion tonnes
Mill mineralized material	1.1 billion tonnes
Heap leach mineralized material	204 million tonnes

Mill operation	25 years
Heap leach operation	23 years
LOM strip ratio	0.38:1

Base Case metal prices: Cu: US$3.35/lb, Au: US$1,600/oz, Ag: US$24/oz, Mo: US$12/lb.

On August 3, 2021, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Preliminary Economic Assessment, Yukon, Canada" with an effective date of June 22, 2021 (the "Report").  The Report summarizes the results of the preliminary economic assessment on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 22, 2021.

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Permitting

On December 16, 2021, the Company submitted to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") Executive Committee an updated schedule for submission of an Environmental and Socio-economic Effects Statement ("ESE Statement") on its Casino Project.  In the schedule, the Company indicates it expects to submit the ESE Statement in the second quarter of 2023.

The ESE Statement submission is an important next step in the Panel Review process.  Since 2016, when the Casino project was referred to Panel Review by the YESAB's Executive Committee, Casino has continued to advance the Project by engaging with potentially affected First Nations, completing a variety of Traditional Knowledge and environmental studies, conducting a number of drill campaigns, and finalizing a PEA on the Project.  On February 24, 2022, the Company announced leading Canadian environmental consultancy firm, Hemmera, will lead preparation of the ESE Statement for the Casino Project.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass.  On February 24, 2022, the Company announced the Yukon Government had commenced construction of the Carmacks Bypass Project, required for Casino's construction and operation, following award of the contract in November 2021.  The Carmacks Bypass will allow industrial vehicles to circumvent the Village of Carmacks; reducing heavy traffic and increasing community safety, while improving access to the Casino Project site located approximately 200 km from the community.

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project as well as the completion of the PEA and subsequent start of the Feasibility Study. Capitalized expenditures for the periods presented were as follows:

For the year ended December 31,	2021	2020
	$	$
Claims maintenance	22,270	25,597
Engineering	3,180,020	168,002
Exploration and camp support	7,648,920	4,693,598
Permitting	1,326,058	128,968
Salary and wages	281,452	263,057
Share-based payments	141,328	93,766

TOTAL	12,600,048	5,372,988

During the year ended December 31, 2021 the Company completed an exploration and drilling program that consisted of exploration, metallurgical, geotechnical and resource drilling.  The exploration and drilling program also included a soil sampling program and relogging of historical core using Enersoft Logging, a GeologicalAI" robotic scanning device built by Enersoft Inc., of Calgary, Alberta.

During the year ended December 31, 2020, the Company completed an exploration and drilling program that largely focused on drilling a zone of higher-grade gold values along the southern and western margins of the Casino deposit; step-out drilling at the "Northern Porphyry Zone"; drilling in the "Casino West Zone" west of the Gold Zone; and a new target in the "Ana Zone" located 2 km west of the Casino West Zone within the Canadian Creek claim block acquired in 2019.

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Royalties and production payments

Certain portions of the Casino property remain subject to certain royalty obligations. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company's audited annual consolidated financial statements.

As at and for the year ended	31-Dec-21	31-Dec-20	31-Dec-19
	$	$	$
Loss and comprehensive loss	3,708,887	2,033,357	1,766,448
Loss per share - basic and diluted	0.03	0.02	0.02
Cash, cash equivalents, and short-term investments	46,761,849	28,647,190	1,641,721
Exploration and evaluation assets	66,348,061	53,748,013	48,375,025
Total assets	115,487,886	83,810,068	50,458,763

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2021, the Company reported a loss and comprehensive loss of $3.7 million.  The 2021 loss and comprehensive loss is higher than 2020 due an increase in office expense, professional fees, share-based payments and wages and benefits recognized during the year ended December 31, 2021. This loss was partially offset by due to higher interest income, higher flow-through premium recovery and larger unrealized gain on marketable securities.

For the year ended December 31, 2020, the Company reported a loss and comprehensive loss of $2.03 million.  The 2020 loss and comprehensive loss is higher than 2019 due to a lower flow-through premium recovery recognized for the year ended December 31, 2020.

Exploration and evaluation assets

During the year ended December 31, 2021, the Company completed a drilling and exploration program which consisted of 6,075m of drilling, a soil sampling program and Enersoft logging of historical drill core.  The Company also completed its PEA and commenced work on its Feasibility Study.

During the year ended December 31, 2020, the Company completed a drilling and exploration program which consisted of 12,008m of drilling which resulted in an increase to exploration and evaluation assets compared to the year ended December 31, 2019.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets from one year to the next.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments is expected to decrease from one period to the next.

During the year ended December 31, 2021, the Company raised $33.6 million and expended $12.6 million most of which was expended on its 2021 drilling and exploration program.

During the year ended December 31, 2020, the Company raised $35.2 million and expended $5.3 million most of which was expended on its 2020 drilling and exploration program.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-21	30-Sep-21	30-Jun-21	31-Mar-21
	$	$	$	$
Loss and comprehensive loss	525,833	909,863	1,176,295	1,096,896
Loss per share - basic and diluted	0.00	0.01	0.01	0.01
Cash and short-term investments	46,761,849	51,790,157	49,710,381	26,989,662
Exploration and evaluation assets	66,348,061	63,222,969	56,785,349	54,467,749
Total assets	115,487,886	116,499,708	108,157,055	82,667,429

As at and for the quarter ended	31-Dec-20	30-Sep-20	30-Jun-20	31-Mar-20
	$	$	$	$
Loss and comprehensive loss	407,894	438,977	425,392	761,094
Loss per share - basic and diluted	0.00	0.00	0.00	0.01
Cash and short-term investments	28,647,190	2,946,363	5,974,801	2,809,957
Exploration and evaluation assets	53,748,013	53,222,045	49,617,686	48,724,375
Total assets	83,810,068	56,945,795	55,967,850	51,801,705

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

During the three months ended December 31, 2021, the Company recognized higher fair value unrealized gains due to an increase in share prices of marketable securities, which decreased the loss and comprehensive loss for the quarter.

During the three months ended June 30, 2021, the Company incurred higher filing and legal fees associated with its stock option plan renewal and new restricted share unit and deferred share unit plans.  Wages and benefits also increased as the Company recognized an expense for a $300,000 payment related to the retirement of the Company’s former Executive Chairman.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

The Company completed a significant financing during the three months ended December 31, 2020, and completing subsequent financings during the three months ended June 30, 2021 and September 30, 2021, which resulted in an overall increase in activity during all quarters of 2021 as the Company executed on its exploration and development strategy.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended December 31, 2021, and the three months ended September 30, 2021, exploration and evaluation assets increased as the Company completed field work for its 2021 exploration and drilling program as well as incurred engineering expenditures related to work on its Feasibility Study.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended September 30, 2021, the Company completed a brokered private placement of flow through common shares for aggregate proceeds of $8.0M.

During the three months ended June 30, 2021, the Company received $25.6M as part of a strategic investment from Rio Tinto Canada.

During the three months ended December 31, 2020, the Company raised $28.7M through an equity offering which resulted in a significant increase to cash and cash equivalents.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended December 31,		Year Ended December 31, 2021,
	2021 $	2020 $	2021 $	2020 $
Depreciation	37,723	-	103,261	-
Filing and regulatory fees	4,721	7,373	271,405	204,967
Office and administration	270,054	96,373	598,300	350,755
Professional fees	50,918	37,850	371,168	150,210
Share-based payments	233,625	226,023	1,240,229	557,101
Shareholder communication and travel	191,011	107,390	778,266	306,227
Wages and benefits	633,384	328,703	1,807,788	1,175,802

CORPORATE EXPENSES	1,422,436	803,712	5,170,417	2,745,062

Foreign exchange loss (gain)	9,006	3,690	11,153	7,237
Interest income	(54,865)	(7,812)	(207,960)	(14,115)
Flow-through premium recovery	(197,384)	(2,836)	(897,283)	(128,367)
Unrealized gain on marketable securities	(653,360)	(388,860)	(367,440)	(576,460)

LOSS AND COMPREHENSIVE LOSS	525,833	407,894	3,708,887	2,033,357

THREE MONTHS ENDED DECEMBER 31, 2021

Western incurred a loss of $525,833 (0.00 per common share) for the three months ended December 31, 2021, compared to a loss of $407,894 ($0.00 per common share) over the same period in 2020.  The Company was generally more active in 2021 than the comparative period of 2020 and the differences in the comparative expenses reflect this.

The Company recorded $37,723 in depreciation related to right-of-use assets.

Office and administration increased by $173,681 during the three months ended December 31, 2021, compared to the same period in 2020 due to a general increase in corporate development activity.

During the three months ended December 31, 2021, shareholder communication and travel increased by $83,621 compared to the same period in 2020 as the Company increased investor outreach activities and promotional activities.

Wages and benefits increased by $304,681 during the three months ended December 31, 2021, compared to the same period in 2020 as the Company approved and paid employee bonuses.

During the three months ended December 31, 2021, the Company recorded a flow-through premium recovery of $197,384 compared to a flow-through premium recovery of $2,836 during the three months ended December 31, 2020.

The Company recorded an unrealized gain on marketable securities of $653,360 during the three months ended December 31, 2021, compared to an unrealized gain of $388,860 during the same period in 2020 as a result of changes in the share price of the marketable securities held by Western at each period end date.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

YEAR ENDED DECEMBER 31, 2021

Western incurred a loss of $3,708,887 ($0.03 per common share) for the year ended December 31, 2021, compared to a loss of $2,033,357 ($0.02 per common share) over the same period in 2020.  The Company was generally more active in 2021 than the comparative period of 2020 and the differences in the comparative expenses reflect this.

The Company recorded $103,261 in depreciation related to right-of-use assets associated with its head office lease.

During the year ended December 31, 2021, filing and regulatory fees increased by $69,438 compared to same period in 2020 as the Company incurred additional regulatory costs associated with the renewal of its stock option plan, new restricted share unit ("RSU") plan and new deferred share unit ("DSU") plan.

Office and administration increased by $247,545 during the year ended December 31, 2021, compared to the same period in 2020 due to a general increase in corporate development and general office activity.

During the year ended December 31, 2021, professional fees increased by $220,958 compared to the same period in 2021 due to a general increase in legal activity.

Share-based payments increased by $683,128 during the year ended December 31, 2021, compared to the same period in 2020 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's and DSUs.

During the year ended December 31, 2021, shareholder communication and travel increased by $470,039 compared to the same period in 2020 as the Company increased investor awareness and promotional activities.

Wages and benefits increased by $631,986 during the year ended December 31, 2021, compared to the same period in 2020.  During the year ended December 31, 2021, the Company recorded a retirement obligation of $300,000 associated with the retirement of its former executive chairman.  During the year ended December 31, 2021, the Company also increased its head count and provided salary increases to existing employees.

During the year ended December 31, 2021, interest income increased by $193,845 due to higher interest-bearing balances.

The Company recorded a flow-through premium recovery of $897,283 during the year ended December 31, compared to a flow-through premium recovery of $128,367 during the year ended December 31, 2020.

Differences in the unrealized gains on marketable securities are a result of changes in the share price of the marketable securities held by Western at each period end date.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2021	2020
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(3,869,489)	(2,369,592)
Financing activities	33,313,695	34,686,086
Investing activities	(27,403,186)	(5,311,025)

CHANGE IN CASH AND EQUIVALENTS	2,041,020	27,005,469

Cash and cash equivalents - beginning	28,647,190	1,641,721

CASH AND CASH EQUIVALENTS	30,688,210	28,647,190

Cash and cash equivalents totaled $30.7 million as at December 31, 2021 (December 31, 2020 - $28.6 million).  Cash and short-term investments totaled $46.8 million as at December 31, 2021 (December 31, 2020 - 28.6 million).  Western's net working capital as at December 31, 2021 totaled $45.6 million (December 31, 2020 - $28.9 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the year ended December 31, 2021, the Company received $1.35 million from the exercise of stock options.  During the year ended December 31, 2020, the Company received $806,834 from the exercise of stock options.

During the year ended December 31, 2021, the Company completed private placements for aggregate proceeds of $33.6 million.  During the year ended December 31, 2020, the Company completed private placements for aggregate proceeds of $6.4 million and completed an equity offering for aggregate proceeds of $28.7 million.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the year ended December 31, 2021, the Company purchased $16.0 million in short term investments and spent $11.4 million on exploration and evaluation assets.  During the year ended December 31, 2020, Western spent $5.3 million on exploration and evaluation expenditures.  The Company did not purchase any short term investments during the year ended December 31, 2020.

The majority of the mineral property expenditures incurred during the year ended December 31, 2021, relate to the Company's drilling and exploration program and engineering activities.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 151,451,125 common shares outstanding. The Company also has 8,241,000 stock options outstanding with exercises prices ranging from $0.75 to $2.10 and 1,500,000 warrants with an exercise price of $0.85.  In addition, there are 598,823 restricted share units and 305,400 deferred share units to be settled by way of common shares issued from treasury.

CONTRACTUAL OBLIGATIONS

The Company is committed to incurring on or before December 31, 2022 qualifying Canadian exploration expenses ("Qualifying CEE") in the amount of $8,010,000 with respect to the flow-through share financing completed on July 29, 2021.

As at December 31, 2021, the Company had incurred approximately $4,334,879 of Qualifying CEE and had a remaining commitment to incur Qualifying CEE of $3,675,121.

The Company leases office space in Vancouver, British Columbia.  The future minimum lease payments by calendar year are approximately as follows:

Year	$
2022	171,176
2023	187,673
2024	125,115

TOTAL	483,964

The Company has no off-balance sheet arrangements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended December 31,		Year Ended December 31
	2021	2020	2021	2020
	$	$	$	$
Salaries and director fees	616,916	321,016	1,580,676	968,769
Share-based payments	196,810	210,299	1,128,330	520,255

KEY MANAGEMENT COMPENSATION	813,726	531,315	2,709,006	1,489,024

Share-based payments represent the fair value of stock options, RSUs and DSUs previously granted to directors and officers that was recognized during the years presented above.

During the year ended December 31, 2021, the Company's former Chairman, Dale Corman, received a $300,000 payment related to his retirement.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at December 31, 2021, the Company had not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2021.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2021.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2021.

Based on that assessment, management concluded that, as at December 31, 2021, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at December 31, 2021, the carrying amounts of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "targets", "plans", "goals" and similar expressions, or statements that events, conditions or results "will", "may", "could", "should" or "would" occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting or other timelines; the Company's engagement with local communities to manage the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Company's credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Company's expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. Western also cautions that its 2020 guidance, projections, plans and strategy may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance.

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

18